January 18, 2008
VIA EDGAR AND FEDEX
Securities and Exchange Commission
Division of Corporation Finance
110 F Street, N.E.
Washington, D.C. 20549
Attn:  Mr. H. Christopher Owings and Ms. Indira Lall

Re:	Golfsmith International Holdings, Inc. Form 10-K for Fiscal Year Ended December 30, 2006 Filed March 30, 2007 File No. 000-52041

Dear Mr. Owings and Ms. Lall:
     On behalf of our client, Golfsmith International Holdings, Inc., a Delaware company (the “Company” or “Golfsmith”), in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2006 (the “Annual Report”) filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2007, we are writing in response to the comments of the staff of the Commission (the “Staff”) on the Annual Report as transmitted to the Company by letter dated December 27, 2007 (the “Comment Letter”). For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set immediately below the applicable comment. The information included herein has been provided to us by management of the Company.
     Pursuant to the request in the Comment Letter, on behalf of the Company, we acknowledge that the Company will comply with the comments in all future filings in the manner set forth below.

ALMATY    ANKARA    BANGKOK    BEIJING    BERLIN    BRATISLAVA    BRUSSELS    BUDAPEST    DRESDEN    DÜSSELDORF    FRANKFURT    HAMBURG    HELSINKI    HONG KONG    ISTANBUL    JOHANNESBURG    LONDON    LOS ANGELES    MEXICO CITY    MIAMI    MILAN    MOSCOW    MUNICH    NEW YORK    PALO ALTO    PARIS    PRAGUE    RIYADH    SÃO PAULO    SHANGHAI    SINGAPORE    STOCKHOLM    TOKYO    WARSAW    WASHINGTON, DC

Securities and Exchange Commission
January 18, 2008
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 23
1.	Please revise your discussion of income taxes to describe the underlying reasons for changes in your effective income tax rate between periods. In doing so, please be sure to discuss any material revisions to your deferred income tax valuation allowance.
Response:
In response to the Staff’s comment, the Company intends to clarify the following in its future filings:
Income tax expense primarily consists of income taxes incurred by the Company’s foreign subsidiaries and state income taxes incurred in the United States. The decrease in income tax expense from 2006 to 2005 was primarily due to a decrease in taxable income for the Company’s foreign subsidiaries. During 2006 and 2005, the Company had a full valuation allowance for its net deferred tax assets in the United States due to the uncertainty of realization of such net deferred tax assets and there was no material revision to this allowance.
Contractual Obligations, page 29
2.	Please revise the narrative accompanying your table of contractual obligations to clarify whether the operating lease obligations include insurance, taxes, maintenance and other costs required by operating leases. Also, provide a context for readers to understand the impact of such costs on your operating lease obligations. See Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at www.sec.gov.
Response:
Although under the Company’s operating lease contracts, the Company is contractually obligated to pay insurance, taxes, maintenance and other costs, the future amounts related to these items are not reasonably estimable due to their variable nature. In its future filings, the Company intends to revise its contractual obligations disclosure in substantially the following manner:
“As a condition in each of our operating leases, we are contractually obligated to pay for insurance, taxes, maintenance and other costs associated with our leased premises. However, these amounts may be highly variable on a year-to-year basis and are not reasonably estimable. They are therefore not included in the table above.”

Securities and Exchange Commission
January 18, 2008
In addition, the Company will disclose in that footnote the amount of such costs in the prior fiscal year in order to enable investors to understand the impact of those costs of its operating lease obligations.
Critical Accounting Policies and Estimates, page 29
3.	Please revise your disclosure to describe the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. Such disclosure should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. In preparing your revised disclosure, please identify those accounting estimates or assumptions where there is a significant amount of subjectivity involved, the estimates or assumptions are susceptible to change, and the impact of the estimates and assumptions on your financial condition or operating performance is material. Discuss, to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. The quantitative disclosure should include, to the extent material, information about your provisions and allowances for sales returns and excess and obsolete inventories, impairment losses, stock-based compensation, and deferred income taxes. Also, since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.
Response:
The Company believes that its current disclosure and discussion of critical accounting policies does supplement and does not duplicate its accounting policy disclosure in the notes to the financial statements. In its future filings, the Company will include additional disclosure that discusses whether or not the Company believes there is a reasonable likelihood that there may be material changes in the future to estimates or assumptions. In addition, in its future filings, the Company will include additional quantification disclosures such as the dollar value change that would result in its estimates if they were to change by 10%. The disclosures that this could impact are the Company’s inventory valuation reserves, stock-based compensation reserves, long-lived assets, product returns

Securities and Exchange Commission
January 18, 2008
reserve and store closure costs. An example of the disclosure that the Company will include is as follows:
“We have not made any material changes in the accounting methodology used to establish our inventory write-down or loss reserves during the past three fiscal years.
“We do not believe there is a reasonable likelihood that there will be a material change in our methodology for calculating future estimates or assumptions in our inventory write-down or loss reserves. However, if estimates regarding consumer demand are inaccurate or our estimates regarding physical inventory losses are inaccurate, we may be exposed to losses or gains that could be material. A 10% difference in our actual write-down and loss reserves at December 30, 2006, would have affected net earnings by approximately $0.2 million in fiscal 2006.”
Consolidated Balance Sheets, page 34
4.	Please state separately, in the balance sheet or in a note thereto, any amounts in excess of five percent of total current assets included in prepaid expenses and other current assets. Refer to Rule 5-02.8 of Regulation S-X.
Response:
Although the total amount of Prepaid and Other Current Assets exceeds 5% of current assets as of December 30, 2006 and December 31, 2005, individually neither “Prepaids” nor any “Other Current Assets” as of such dates exceeds 5% of current assets. Therefore, separate disclosure is not required pursuant to Rule 5-02.8 of Regulation S-X. If, and to the extent, they do exceed 5% of current assets, the Company will include the appropriate disclosure in its future filings.
Item 10. Directors and Executive Officers, page 57
5.	Please provide the business experience during the past five years for Mr. Marvin E. Lesser and Ms. Gillia[n] Felix. See Item 401(e) of Regulation S-K.
Response:
The Company will update the biographies of Mr. Lesser and Ms. Felix in its Annual Report on Form 10-K for fiscal year ended December 30, 2007 and associated proxy materials as follows:
“Marvin E. Lesser became a director in June 2006 and serves as Chairman of our Audit Committee. Mr. Lesser has been the Managing Partner of Sigma Partners, L.P., a private investment partnership, since 1993, and the President of Alpina Management, L.L.C., an investment advisor, since 2000. He is a director of USG Corporation and St. Moritz 2000 Fund, Ltd.

Securities and Exchange Commission
January 18, 2008
Gillian Felix joined us in August 2006 as our Vice President — Human Resources, and was promoted to Senior Vice President Human Resources and Customer Experience in October 2007. Prior to joining us Ms. Felix served as Vice President of Human Resources for Hoover’s Inc. since February 2005. Ms. Felix served as Vice President of Human Resources at NextLeft between October 2003 and November 2004. Previously she held various management roles for Virgin Retail Inc. in London, United Kingdom and in the United States between June 1989 and September 2003.”
Item 11. Executive Compensation, page 11
Compensation Discussion and Analysis, page 11
6.	Please disclose fully the role of the executive officers in determining or recommending the amount or form of executive compensation and the role of the compensation consultants, describing the nature and scope of the consultant’s assignment and the material elements of the instructions or directions given to the consultant regarding the performance of its duties. See Item 407(e)(3)(ii) and (iii) of Regulation S-K. Clarify whether your President and Chief Executive Officer met with representatives of Aon Corporation regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Aon Corporation works.
Response:
As stated on page 12 of the Company’s 2007 proxy statement, the Company retained Aon Corporation (“Aon”) to (a) evaluate the Company’s compensation philosophy as it relates to base and variable pay; (b) administer compensation surveys to the Company’s executive officers, including the CEO and the CFO; (c) provide industry data related to executive compensation in similarly-sized organizations, including the market for comparable positions in Austin, Texas; and (d) prepare a report detailing its findings and generally identifying which of the Company’s named executive officers were compensated at the 50th or higher percentile for similar positions (the “Aon Report”). As described in the Company’s response to Comment #9, the Company’s Compensation Committee relies on the Aon Report, among others, to determine 50th percentile compensation amounts for any given position, which is then used as a target compensation figure for that position. Otherwise, the Company’s Compensation Committee has not relied on and has not determined how it wishes to implement suggestions from the Aon Report.
The Company’s CEO is involved in compensation discussions related to other named executive officers in that he approves any plan prepared by the Company’s SVP Human Resources for base, annual bonus or equity compensation prior to submission of the plan to the Company’s Compensation Committee for approval. The Company’s Compensation Committee can exercise discretion in modifying any compensation plan approved by the CEO and ultimately approves all compensation decisions for the Company’s executive officers.

Securities and Exchange Commission
January 18, 2008
The Company will include disclosure in its future filings consistent with the responses outlined above. Specifically, the Company will disclose in its future filings to what extent the Compensation Committee relied upon the Aon Report or other salary surveys in setting compensation of its executive officers and describe the involvement of its CEO in compensation decisions for the Company’s executive officers.
7.	Please provide further analysis about how you determine the amount and, where applicable, the formula for each element of pay. In this regard, we note your indication that the historical compensation may not represent the compensation approaches that will be taken by your Compensation Committee. If you know, please discuss how you intend to change the amounts of the elements of compensation previously granted. See Item 402(b)(1)(v) of Regulation S-K.
Response:
The Company’s Compensation Committee does not use a formulaic approach in determining the appropriate compensation mix for any named executive officer. Rather, it determines each executive officer’s base salary, annual bonus and equity grant compensation by considering both the external market data and internal equity amongst the Company’s executive officers based on their experience, performance, and the nature and scope of their roles within the organization. The Compensation Committee’s goal in setting the components of compensation is to provide a competitive total compensation package that balances market competitiveness to attract and retain talented employees with internal equity and also provides a sufficient portion of total compensation tied to individual and corporate performance.
Specifically, the Company has attempted to provide a competitive base salary for each individual position and has offered target annual bonus and equity grants in equal amounts based upon each executive officer’s respective rank in the Company.
As described in the Company’s response to Comment #6, the Company has obtained compensation surveys from Aon and has further supplemented those surveys with reports from Mercer Corp., Watson Wyatt, and Economic Research Inst (jointly, the “Compensation Surveys”). The Company averages the base salaries for a given position from each of the Compensation Surveys and considers that average to be the 50th percentile compensation amount for any given position. The Company determines base salaries by (a) identifying a position and responsibilities associated therewith; (b) identifying the 50th percentile amount; and (c) examining the individual’s experience and anticipated or actual contribution to the organization as a whole. The Company’s Compensation Committee annually reviews and adjusts salaries of its executive officers based on individual performance during the prior calendar year, cost of living adjustments, and changes in executive responsibilities.
Potential annual bonuses for fiscal 2006 were designed to be earned and paid to other named executive officers at the discretion of the Company’s Compensation Committee. Any potential fiscal 2006 bonuses were based upon achievement of earnings before

Securities and Exchange Commission
January 18, 2008
interest, taxes, depreciation and amortization (“EBITDA”) targets. The Company’s Compensation Committee exercised its discretion to pay out the annual bonuses based on, (a) in the case of Mr. Thompson and Ms. Bunte, their respective employment agreements and the Company’s overall corporate performance exclusively, and (b) in the case of other named executive officers, the Company’s overall corporate performance, each executive officer’s individual contributions and status as a Senior Vice President or Vice President respectively.
Equity grants have been determined not on any individual basis, but instead based upon rank in the organization at the time of the grant. Equity grants are equal among those with the same rank, such as Senior Vice President or Vice President.
The Company plans, over the next five years, to rely on the Compensation Surveys in hiring and retaining executive officers to provide competitive total compensation packages. The Company seeks to create and maintain an internally consistent compensation program. Unless individual employment agreements provide otherwise, with executive officers whose compensation either exceeds or is under the 50th percentile of base and annual bonus compensation, the Company plans to adjust their compensation levels to bring them closer to the 50th percentile, taking into account individual skills, experience and performance.
The Company will include disclosure in its future filings consistent with the responses outlined above. Specifically, the Company will describe that, consistent with its general compensation philosophy, it does not use a formulaic approach in determining total compensation for its executive officers; outline the process for determining each of the three compensation components, including base salary, annual bonus and equity grants; and state to what extent the Compensation Committee relied upon the salary surveys.
With respect to the annual bonuses, equity grants and reliance on compensation surveys, an example of the disclosure that the Company will include is as follows:
“Our annual bonuses are designed to be earned and paid to other named executive officers at the discretion of our Compensation Committee. Any potential annual bonuses are based upon achievement of earnings before interest, taxes, depreciation and amortization (EBITDA) targets. Our Compensation Committee exercised its discretion to pay out the annual bonuses to Mr. Thompson and Ms. Bunte consistent with their respective employment agreements based on our overall corporate performance exclusively, and, in the case of other named executive officers, based on our overall corporate performance, the individual contributions and each individual executive officer’s status as a Senior Vice President or Vice President respectively. The annual bonuses range from x% to y% of each executive officer’s base salary depending upon achievement of specified performance goals and, unless a specific employment agreement provides otherwise, the Compensation Committee’s subjective evaluation of individual performance. The actual annual bonus payouts are disclosed in the “Summary Compensation Table.

Securities and Exchange Commission
January 18, 2008
Equity grants have been determined not on any individual basis, but instead based upon rank in the organization at the time of the grant. Equity grants are equal for executives sharing the same rank, such as Senior Vice President or Vice President.
We plan, over the next five years, to rely on the Compensation Surveys in hiring and retaining executive officers to provide competitive total compensation packages. We seek to create and maintain an internally consistent compensation program. Unless individual employment agreement provides otherwise, with executive officers whose compensation either exceeds or is under the 50th percentile of base and annual bonus compensation, we plan to adjust their compensation levels to bring them closer to the 50th percentile, taking into account individual skills, experience and performance.”
8.	We note your indication that the Compensation Committee intends to implement a more specific bonus program for 2007. Please provide more detail on the program and discuss how the Compensation Committee arrived at the amounts awarded pursuant to the program.
Response:
In fiscal 2007, the Company’s Compensation Committee did not approve or implement any specific bonus program, nor did it approve payment of any annual bonus to executive officers. The Company will so state in its annual report and proxy statement for fiscal 2007. To the extent that the Company’s Compensation Committee establishes an annual bonus plan in the future, the Company will disclose it in its future filings.
9.	Disclose the range of acceptable percentages of peer compensation and range of bonus availability for the named executive officers determined by the Compensation Committee. In doing so, please specify the element(s) of compensation of the compensation program of the peer group that were analyzed.
Response:
The market data used to determine acceptable percentages of base compensation and range of bonus availability for named executive officers considered by the Company’s Compensation Committee were provided by AON and others described below.
The peer group did not focus on specific companies, but instead identified peer groups of national companies with revenue between $300 million and $700 million with an average of $500 million. The data was compiled to show 50th and 75th percentiles for base and total cash compensation; and median bonus target as a percentage of payroll. The surveys used do not specify specific peer group companies, but include, for example, (a) the Mercer 2006 Retail Compensation and Benefits Survey with 200 retail participants; (b) the Mercer 2006 Financial, Accounting & Legal Survey with 2,332 companies; (c) the Mercer 2006 IT Survey with 2,000+ companies; (d) the Watson Wyatt 2006 Middle Management Survey with over 200 companies; and (e) the Economic Resources Institute 2006 Salary Assessor.

Securities and Exchange Commission
January 18, 2008
The Company’s Compensation Committee seeks to maintain compensation for named executive officers between the 50th and 75th percentile for each position as identified by the Compensation Surveys.
The Company will include disclosure in its future filings consistent with the responses outlined above. Specifically, the Company will disclose in its future filings that the Company’s peer group is comprised of national companies with revenue between $300 million and $700 million with an average of $500 million and that, consistent with the Company’s compensation philosophy, the Company’s Compensation Committee seeks to maintain base and total cash compensation for named executive officers between the 50th and 75th percentile for each position as identified by the Compensation Surveys and median bonus target as a percentage of payroll.
10.	We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation and discussion analysis should be sufficiently precise to identify material differences in compensation policies for individual executive officers. Mr. Thompson’s total compensation is substantially higher than those of the other named executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.
Response:
Mr. Thompson’s compensation was negotiated prior to the Company’s initial public offering in June 2006 with the Board of Directors and memorialized in his employment agreement. The Compensation Surveys have shown that Mr. Thompson’s total targeted compensation is at between the 50th and 75th percentile for the chief executive officer of a similarly-sized public company based upon the surveyed companies described in the answer to Comment #9 above.
In its future filings, the Company will include disclosure explaining that differences in the amounts of the compensation for its named executive officers, if any, is generally attributable to differences in the benchmarking data for the positions held by them and that these differences reflect the scope of authority and responsibility for the relevant positions. The Company currently expects to state that it has not adopted a policy with regard to the relationship of compensation among the named executive officers or other employees, and disclose that the Company’s Compensation Committee may consider the appropriateness of an individual named executive officer’s compensation relative to the compensation of other executive officers in determining actual compensation. To the extent that the Company’s Compensation Committee takes into account particular factors in establishing relative actual compensation and these factors have a material effect on the determination, the Company will describe them and the process used by the committee in evaluating them in material detail. The Company’s Compensation Committee considered no such factors in reaching the decisions discussed in the Company’s 2007 proxy statement.

Securities and Exchange Commission
January 18, 2008
Annual Bonus Program, page 13
11.	You have not provided quantitative disclosure of the pre-determined strategic or financial objectives that the compensation committee established for the executive incentive compensation plan. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the factors could cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.
Response:
For fiscal 2006, the Company’s Compensation Committee had approved the funding of a bonus pool from which annual bonuses would be paid to named executive offers and other employees if and to the extent that the Company achieved $26,000,000 in EBITDA (the “Fiscal 2006 Financial Target”). The Company failed to achieve the Fiscal 2006 Financial Target and did not pay bonuses to any named executive officer.
For fiscal 2007, the Company’s Compensation Committee did not create or approve any plan that would fund or pay an annual bonus for named executive officers.
The Company intends to submit a proposed plan to the Compensation Committee for fiscal 2008 that would fund a bonus for named executive officers upon achievement of strategic and financial goals. As the Company’s Compensation Committee has not yet approved the plan, the Company will disclose in its future filings any plan that is approved. Going forward, the Company will not disclose financial targets prior to announcement of financial results for the year. The Company believes that Instruction 4 to Item 402(b) of Regulation S-K is applicable to these performance targets because such disclosure would cause competitive harm to the Company, because such financial targets involve confidential information. In its future filings, the Company will supplement its disclosure by a discussion of how difficult it will be for the named executive officer or how likely it will be for the Company to achieve the undisclosed target levels.
Other than historical targets, the Company treats its internal financial targets as confidential, has not disclosed these targets publicly in the past and does not plan to disclose these targets publicly in the future prior to announcement of financial results for the given year. The Company believes competitors could use this information in devising their own market and growth strategies in order to compete more successfully with the Company. If the Company were to fail to attain targets for a particular fiscal period, the Company believes competitors could use that information in competing with the Company for both business and employees. Moreover, if existing and potential vendors or competitors were able to gain access to the forecasted revenue, operating income and

Securities and Exchange Commission
January 18, 2008
net income reflected in the Company’s performance targets, the Company believes those vendors or competitors may be able to estimate the Company’s projected gross margins and then use that information to negotiate lower prices for the Company’s service. Therefore, the Company will only include such disclosure in its future filings as it pertains to historical compensation.
12.	Please discuss the extent to which the compensation committee can exercise or has exercised discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award or payout. See Item 402(b)(2)(vi) of Regulation S-K.
Response:
The Company’s Compensation Committee may exercise full discretion to award or withhold any and all annual bonus compensation without regard to attainment or non-attainment of relevant performance goals. The Company’s Compensation Committee exercised its discretion to award bonus compensation for overall company performance in 2005 and to withhold bonus compensation for overall company performance in 2006 and 2007. The Company did not meet its financial targets for funding a bonus amount in 2005, but the Compensation Committee nevertheless paid disclosed bonuses to the Company’s CEO and CFO based upon the amounts identified in their respective employment agreements, and awarded a percentage of the total potential bonus to each of the other then named executive officers. In each of 2006 and 2007, the Company’s Compensation Committee did not award bonuses to any named executive officer, including the CEO and CFO.
The Company will include disclosure in its future filings consistent with the response outlined above. Specifically, the Company will indicate that its Compensation Committee has complete discretion to increase or decrease annual bonus compensation materially without regard to attainment or non-attainment of relevant performance goals. The Company will also specifically identify and quantify each exercise of discretion by the Company’s Compensation Committee as it pertains to each of its named executive officers.
Employment Agreements, page 19
13.	Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements and how potential payments and benefits under these arrangements may have influenced the compensation committee’s decision regarding other compensation elements.

Securities and Exchange Commission
January 18, 2008
Response:
Prior to the Company’s initial public offering (the “IPO”) on June 15, 2006, the Company had negotiated annual, automatically renewing Employment Agreements with its CEO and CFO. The CEO and CFO negotiated salary, severance and change of control benefits with the Board of Directors prior to the IPO, in amounts similar to their expiring agreements, with additional consideration offered for performance in their roles to that date. The Board of Directors agreed to amounts similar in its experience to those it had offered to persons in similar positions in similarly-sized organizations. The potential payments and benefits under these employment agreements have not influenced the Compensation Committee’s decisions or opinions regarding other compensation elements or the compensation of other named executive officers. The Company will include disclosure in its future filings consistent with the response outlined above.
Certain Transactions, page 24
14.	Please describe your policies and procedures for the review, approval, or ratification of the transactions you describe in this section. See Item 404(b) of Regulation S-K.
Response:
It is the Company’s policy not to participate in material related-party transactions with officers, directors, controlling persons and other insiders. Pursuant to the Company’s Code of Business Conduct and Ethics for Directors, Officers and Employees and Code of Ethics for Senior Executive and Financial Officers adopted on June 12, 2006 (each, the “Code”), directors, officers and employees must report, in person or in writing, any known or suspected violations of laws, governmental regulations or the Code, to Human Resources, the General Counsel or any member of the Audit Committee. Additionally, directors, officers, and employees may contact Human Resources or the General Counsel with a question or concern about the Code or a business practice. Upon receipt of a complaint under the Code, Golfsmith will investigate the complaint and will involve agencies and resources outside Golfsmith if and/or when such outside involvement appears advisable or necessary.
If it is determined that a director, officer or employee of Golfsmith has violated the Code, Golfsmith will take appropriate action including, but not limited to, disciplinary action, up to and including termination of employment. Such action shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to the Code. In determining what action is appropriate in a particular case, the Board of Directors or such designee shall take into account all relevant information, including the nature and severity of the violation, whether the violation was intentional or inadvertent, the extent of the likely damage to Golfsmith and its stockholders resulting from the violation and whether the individual has committed previous violations of this Code or other corporate policy concerning ethical behavior. The Board of Directors shall provide a written notice to the individual involved in the violation stating that the Board of Directors or such

Securities and Exchange Commission
January 18, 2008
designee has determined that there has been a violation and indicating the action to be taken by the Board of Directors against the individual.
15.	Please disclose whether you have a related person policy or if it is included in your corporate code of conduct. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.
Response:
The Company intends to expand upon the policy described in Response #14 above. When adopted, the Company will include a description of such policy in its future filings.
16.	Please file the Management Rights Agreement and the Consulting Agreement with Thomas Hardy as exhibits.
Response:
The Company will file the Management Rights Agreement by incorporating it by reference from Exhibit 10.34 to the Company registration statement on Form S-1 filed with the SEC on June 14, 2006. The Company will file the Consulting Agreement with Thomas Hardy as an exhibit to Form 10-K for fiscal 2007. The Consulting Agreement is attached hereto as Exhibit B.
Note 2. Significant Accounting Policies, page 38
Cash Equivalents, page 38
17.	Please revise your policy to state, if true, that cash equivalents include investments with original maturities of three months or less. If your cash equivalents include investments with original maturities of more than three months, please tell us how your policy complies with the guidance in paragraph 8 of SFAS 95.
Response:
In 2006, 2005 and 2004, the Company’s cash equivalents did not include any investments. All of the Company’s cash equivalents consisted of money market funds. In its future filings, the Company will revise its cash equivalent policy as follows:
“Money market funds and investments with original maturities of three months or less are considered to be cash equivalents.”
Revenue Recognition, page 40
18.	Please tell us and disclose the nature and terms of your club trade-in program. Indicate whether the trade-in rights have a price that is specified at the time of the original sale, or whether the trade-in rights provide the customer with the right to trade in the clubs in the future at the clubs then-current fair value. Disclose the

Securities and Exchange Commission
January 18, 2008
effect of these arrangements on your accounting for the original sales transaction. Also disclose how you account for the transaction when the equipment is traded-in for merchandise credit. Tell us the basis in GAAP for your accounting in each case.
Response:
The Company offers a 90/90 Playability Guarantee which allows its customers to purchase and use certain clubs for up to 90 days and to return the clubs for a merchandise credit equal to 90% of the price if they are not satisfied with them. The Company requires that the clubs returned be in reasonable condition. The Company recognizes revenue on sales of clubs subject to its 90/90 Playability Guarantee net of estimated sales returns. Sales returns are estimated based upon historical return rates. The Company’s accounting for sales returns is based upon the provisions of Financial Accounting Standards Board Statement No. 48, Revenue Recognition When Right of Return Exists.
The Company also offers a Club Trade-In Program which allows its customers to receive a merchandise credit for their pre-owned clubs which can be applied toward the purchase price of new clubs or other products. This program applies to returns of clubs that customers purchased from the Company that do not qualify under its 90/90 Playability Guarantee program or clubs purchased from another vendor. The amount of merchandise credit granted to its customers is based upon the deemed fair value of such clubs which is agreed upon by the Company and the customer. The Company is not obligated to take such clubs or provide any merchandise credit to the customer. When clubs are traded-in pursuant to this program, the Company records the agreed-upon fair value of such clubs as inventory and also records a corresponding merchandise credit liability.
In its future filings, the Company will add the following disclosure to its revenue recognition policy:
“Revenue is recognized net of estimated sales returns. Sales returns are estimated based upon historical return rates. We grant merchandise credit for the sales returns that occur and such merchandise credit is recorded as a liability until utilized. Our sales returns reserve was $0.9 million and $0.7 million at December 30, 2006 and December 31, 2005, respectively.”
19.	In light of your disclosure that your gift cards have an expiration date of two years, except in states or jurisdictions where prohibited by law, please tell us and revise your disclosure to clarify why gift card breakage is recognized over a 48-month period following the gift card issuance.
Response:
In general, the Company’s gift cards are issued with two-year expirations terms stated on the card. In practice, the Company allows its customers to redeem cards past the stated expiration date. The Company’s historical experience has shown that substantially all cards that are ultimately redeemed have been redeemed within 48 months of their issuance. Thus, the Company recognizes its estimated breakage revenue over a 48-month period based on this historical experience. The Company has previously provided the

Securities and Exchange Commission
January 18, 2008
Commission with evidence supporting its revenue recognition policy for gift card breakage revenue. In its future filings, the Company will remove the statement that its gift cards have two year expiration periods. The Company’s disclosure will change from:
“The Company sells gift cards to its customers in their retail stores, through their Web site and through their Austin, Texas call center. The Company’s gift cards have an expiration date of two years, except in states or jurisdictions where prohibited by law. For the Company’s customers that return products or trade-in used equipment, the Company may issue the customer a returns credit that may be redeemed at the Company’s retail stores. The Company does not deduct non-usage fees from outstanding gift card or returns credit values.”
to:
“The Company sells gift cards to its customers in their retail stores, through their Web site and through their Austin, Texas call center. For the Company’s customers that return products or trade-in used equipment, the Company may issue the customer a returns credit that may be redeemed at the Company’s retail stores. The Company does not deduct non-usage fees from outstanding gift card or returns credit values.”
Note 3. Initial Public Offering, page 42
20.	Please tell us in detail why you accounted for the underwriters over-allotment option as a mark-to-market derivative under SFAS 133. Please specifically address how you concluded that the over-allotment option did not qualify for the scope exception in paragraph 11.a. of SFAS 133. Refer also to the guidance in EITF 00-19. We may have further comment.
Response:
The agreement with the underwriters for the IPO contained overallotment provisions that permitted the underwriters to purchase additional securities at the offering price for a 30 day period subsequent to the closing date of our initial offering. The Company acknowledges that pursuant to paragraph 11.a. SFAS 133 such provisions would qualify for scope exception and not be accounted for as a derivative. However, since the overallotment provision extends beyond the initial closing date, we believe it represented a written option on our common stock. The Company is aware of the SEC staff’s longstanding position that written options initially should be reported at fair value and subsequently marked to fair value through earnings as most recently stated in paragraph 8.d. of EITF 00-6. The Company believes the accounting applied to this written option is consistent with the SEC staff’s longstanding position.
The Company believes that is has fully disclosed in both Note 3 to its consolidated financial statements and in its MD&A how it accounted for this written option and its effect on the Company’s financial statements. The Company has recorded the earnings impact in Other Income and, therefore, such amount does not impact Operating Income.

Securities and Exchange Commission
January 18, 2008
The Company has also separately identified and disclosed the financial statement effect of its accounting for this written option in its press releases of quarterly results.
* * *
     If you have any questions concerning the foregoing, please contact Mark Mandel at (212) 819-8546 or Colin Diamond at (212) 819-8754.

Sincerely,

White & Case LLP
cc:     R. Scott Wood, General Counsel, Golfsmith International Holdings, Inc.

Securities and Exchange Commission
January 18, 2008
Exhibit A: Consulting Agreement with Tom Hardy
CONSULTING AGREEMENT
     This Consulting Agreement (the “Agreement”) is made and entered into this 5th day of April, 2006, by and between THOMAS HARDY (hereinafter referred to as “Hardy”) and GOLFSMITH INTERNATIONAL, INC., a Delaware corporation (hereinafter referred to as “Golfsmith”).
RECITALS
     WHEREAS, Golfsmith and Hardy desire to enter into this Consulting Agreement (the “Consulting Agreement”) whereby Hardy will provide services to Golfsmith as an independent contractor.
     NOW, THEREFORE, in consideration of the promises, covenants and conditions contained herein, the parties agree as follows:
     1. Confidential Information. The term “Confidential Information” shall mean Golfsmith products, processes and programs and any and all knowledge and information regarding Golfsmith products, processes and programs which Hardy acquires in any way while on Golfsmith’s premises, from Golfsmith or from any Golfsmith employee, agent or representative. Confidential information shall include, but shall not be limited to, all such information concerning the business or affairs of Golfsmith or its affiliates or clients, all client lists, financial information, business or trade secrets, discussion guides, techniques, reports, research, all written and oral communications regarding Golfsmith products, processes and programs and marketing, financial, and costing information related thereto, whether in the form of lists, memoranda, letters, transcripts, sound or video recordings, computer software, printed materials, or other information storage or recording media.
     2. Relationship. As used in this Agreement, the term Hardy means an independent contractor. The parties intend by this Agreement to effect a relationship of principal and independent contractor. The parties do not intend to create any other relationship between the parties hereto. Hardy is not an agent or partner of Golfsmith, nor is the relationship between Golfsmith and Hardy to be considered a joint venture or any other legal relationship than that specified above.
     3. Consultation Services. Golfsmith hereby employs Hardy to perform the following services in accordance with the terms and conditions set forth in this Agreement. Hardy will provide general consulting services to management at such times and places as Golfsmith may reasonably request.
          Hardy agrees to perform all services, hereunder, using reasonable skill and judgment in accordance with sound business and professional standards. Hardy agrees to keep Golfsmith and

Securities and Exchange Commission
January 18, 2008
Golfsmith thoroughly informed of his progress through periodic reports, and to maintain accurate records relating to his services in connection with this project.
     4. Additional or Special Services. Additional or special services, which are outside the scope of basic services as above described, as jointly agreed between Golfsmith and Hardy in writing, shall be performed by Hardy upon authorization from Golfsmith and paid for as hereinafter provided.
     5. Responsibilities of Golfsmith. Golfsmith shall provide and make available to Hardy, for his use, all information within its knowledge and possession relative to the services to be furnished hereunder. Data so furnished to Hardy shall be confidential information under this Agreement, and remain the property of Golfsmith. Hardy will be return such information upon completion of his services.
     6. Payment to Hardy. Golfsmith agrees to compensate Hardy in accordance with the following schedule, and the Terms and Conditions of this Agreement:
          Golfsmith shall pay Hardy the sum of TWENTY FIVE THOUSAND DOLLARS ($25,000.00), within thirty (30) days of completion of consultation services described in paragraph 3 above.
     7. Waiver, Release and Indemnification. Hardy further agrees to forever waive and claims and release Golfsmith from any liability for services provided by Hardy to Golfsmith.
     8. Obligation of Confidence. The parties hereto acknowledge that in furtherance of the purposes of this Agreement, Hardy may have access to certain knowledge and information which is used and/or developed by Golfsmith in connection with its business, which is considered by Golfsmith to be proprietary, and which has been developed and/or acquired by Golfsmith through considerable investment of time, money and/or effort.
     a. Hardy acknowledges that the Confidential Information made available to Hardy under this Agreement is owned and shall continue to be owned solely by Golfsmith. Hardy agrees not to divulge any such Confidential Information to any individual or entity without Golfsmith’s express written consent.
     b. Under no circumstances shall Hardy remove from Golfsmith’s place of business any of Golfsmith’s books, records, documents, audio/visual cassettes, or any copies of such documents, without the express written permission of Golfsmith; nor shall Hardy make any copies of such books, records, audio/visual cassettes, or documents for use outside of Golfsmith’s place of business except as specifically authorized in writing by Golfsmith.
     c. Hardy will use the confidential information supplied hereunder only for the purposes set forth in this Agreement and shall make no other use of such confidential information without the prior written consent of Golfsmith.

Securities and Exchange Commission
January 18, 2008
     d. Prior to disclosing any confidential information received hereunder to its employees, representatives or agents, Hardy will commit to secrecy any such persons to whom the information is disclosed.
     e. Hardy shall have no obligation of confidence with respect to information which becomes public knowledge through no fault of Hardy, or information which, at the time of its disclosure to Hardy hereunder, was then known to, or in the possession of Hardy, as evidenced by written documents which existed before Hardy acquired such information hereunder, or information which, after its disclosure hereunder, is disclosed to Hardy by a third party who obtained such information without any obligation of confidence.
     9. Term and Termination. This Agreement shall commence on the date of this Agreement and shall terminate on December 31, 2006, unless terminated at an earlier date as herein provided.
a. Within two (2) weeks following termination of this Agreement for any reason, Hardy shall furnish Golfsmith with written notice specifying that through reasonable care and to the best of Hardy’s knowledge, all Confidential Information has been returned to Golfsmith, including all originals and all copies of any documentation containing any portion of Golfsmith’s Confidential Information.
b. The termination of this Agreement shall not affect any of the rights or obligations of either party arising prior to or at the time of the termination of this Agreement, or which may arise by any event causing the termination.
     10. Indemnification. Hardy agrees to indemnify and hold Golfsmith harmless from all claims, suits, actions, costs, counsel fees, expenses, damages, judgments or decrees by reason of any negligence or misrepresentation on the part of Hardy or any employee or agent of Hardy.
     11. Miscellaneous Provisions. Hardy represents and agrees that he fully understands his right to discuss all aspects of this Agreement with his private attorney; that he has availed himself of that right to the extent he desires to do so, if at all; that he has carefully read and fully understands all of the provisions of this Agreement; and that he is entering into this Agreement voluntarily.
     Hardy represents and agrees that in executing this Agreement he does not rely and has not relied upon any representation or statement, oral, or written, not set forth herein made by Golfsmith or any of Golfsmith’s agents or representatives, with regard to the subject matter, basis or effect of this Agreement or otherwise.
     The invalidity or unenforceability of any term or provision of this Agreement shall not affect the validity or enforceability of any other term or provision of this Agreement, which shall remain in full force and effect.
     This Agreement shall be construed and interpreted in accordance with the laws of the State of Texas and that jurisdiction and venue is proper in the Austin, Texas.

Securities and Exchange Commission
January 18, 2008
     All covenants and agreements contained herein shall inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement may not be assigned by either party hereto without the prior written consent of the non-assigning party.
     No modification, amendment or waiver of this Agreement shall be effective unless approved in writing by both parties hereto.
     In the event of any action at law or equity between the parties hereto arising out of this Agreement, the unsuccessful party covenants and agrees to pay to the successful party all costs and expenses thereof, including reasonable attorney’s fees and court costs (and regardless of whether suit is commenced).
     This Agreement constitutes the entire agreement between the parties hereto, and fully supersede any and all prior agreements or understandings, oral or written, between the parties hereto pertaining to the subject matter hereof.
     EXECUTED and made effective the date above written.

Golfsmith International, Inc.
/s/ Noel Wilens
Noel Wilens

/s/ Thomas Hardy
Thomas Hardy